FEDERATED INSURANCE SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 3, 2018

Keith Gregory

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED INSURANCE SERIES (the “Trust”)

Federated Managed Volatility Fund II (the “Fund”)

Primary Shares

Service Shares

1933 Act File No. 33-69268

1940 Act File No. 811-8042

Dear Mr. Gregory:

The Registrant is filing this correspondence to respond to your comments, provided via telephone on March 15, 2018, regarding its Post-Effective Amendment No. 80 under the Securities Act of 1933 and Amendment No. 81 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Fund, filed on January 30, 2018.

GENERAL COMMENT: Please respond to the Commission’s comments in writing via Correspondence filing. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

RESPONSE: The Registrant will respond as requested and also confirms that any information bracketed as {to be filed by amendment} will be updated in the Rule 485(b) filing. However, the Registrant notes that the Fund’s shares are not listed on a securities exchange and are available exclusively as a funding vehicle for life insurance companies writing variable life insurance policies and variable annuity contracts; accordingly, the Fund’s shares classes do not have ticker symbols.

COMMENT 1: Fee Table: The investment strategy indicates that the Fund uses short sales; please confirm that interest and dividend expenses on short sales are reflected in the Fee Table.

RESPONSE: The Registrant confirms that the Fund has the ability to use short sales, but notes that the Fund did not incur any interest and dividend expenses related to short sales during the prior fiscal year. Therefore, such expenses are not included in the Fee Table. However, a line item would be added to the Fee table if the Fund incurs interest and dividend expenses related to short sales in any subsequent reporting periods.

COMMENT 2: Fee Table: Please delete footnote #1 since the expenses disclosed are not currently charged by the Fund. This disclosure may be provided later in the Fund’s prospectus.

RESPONSE: The Registrant confirms that the shareholder services/account administration fee (SSF/AAF) for the Fund’s Primary Shares is “dormant.” While the SSF/AAF has been approved by the Fund’s Board of Trustees, it will not be incurred or charged unless and until it is approved to be activated by the Fund’s Board of Trustees, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

The presentation of the dormant SSF/AAF in the table and footnote is, based on the Registrant’s analysis and is consistent with Form N-1A requirements, specifically Instruction 3(d)(i) to Item 3 of Form N-1A. This instruction directs funds to “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year, but include in expenses amounts that would have been incurred absent expense reimbursement or fee waiver arrangements.” In the case of an approved, but dormant, fee the Fund would accordingly include in the fee table only those amounts actually incurred and provide a footnote that indicates the maximum allowable fee but that such fee will not be incurred or charged until approved by the Fund’s Board of Trustees. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

The Registrant supplementally notes that implementation of the dormant fee disclosures began in 2013 in the Federated Funds following Rule 485(a) filings submitted in early 2013 introducing the dormant fee footnote for review by the Staff of the Securities and Exchange Commission (SEC). In addition, a Rule 485(a) filing was submitted for the Fund in early 2014 that introduced the dormant fee disclosure for insurance products. While not precedential, the Staff did not object to the disclosures proposed in any of the Rule 485(a) filings.

COMMENT 3: Fee Table: The text of footnote #2 indicates that the fee waiver agreement is voluntary and may be terminated by the Co-Advisers and their affiliates within the 1 year period following the effectiveness of the registration statement.

Form N-1A Item 3, Instruction 3(e), states that fee waivers may be shown in a footnote to the table if they will reduce fund operating expenses for no less than one year from the effective date of the registration statement.

Accordingly, please delete the waiver and expense reimbursement line in the fee table and delete the corresponding footnote.

Also, please confirm the fee waivers are not reflected in the Example following the fee table. If fee waivers are reflected, then please revise the figures in the Example accordingly.

RESPONSE: The Registrant confirms that the Fund’s Co-advisers and certain of their affiliates have, on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses up to the later of May 1, 2019 or the date of the Fund’s next effective prospectus (the “Termination Date”). In addition, as disclosed in the prospectus, the Registrant notes that this arrangement may only be terminated or the fee waiver limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees; further, the Registrant confirms that the arrangement may not be terminated solely by the co-advisers and their affiliates prior to the Termination Date without such Board approval. The Registrant believes that its arrangement and related disclosure is consistent with Instruction 3(e) to Item 3 of Form N-1A (i.e., “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table … If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”). Therefore, the Registrant respectfully declines to make any changes in response to this comment.

The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

COMMENT 4: Item 4 Strategy: The disclosure indicates that the Fund will invest in derivative contracts related to equity and fixed income securities.

Prior guidance issued by the SEC Staff has indicated that a Registrant’s principal investment strategies disclosure related to derivatives should be tailored to how a fund expects to be managed and to the specific derivative instruments that are expected to be used by a fund. Further, a registrant should include risk factor disclosure tailored to the types of derivatives used by the Fund.

For example, if the Fund would write credit default swaps, confirm that the Fund would segregate the full notional value of the credit default swap.

Please reference the letter from Barry D. Miller to the Investment Company Institute, July 30, 2010, regarding Derivatives-Related Disclosures by Investment Companies and Investment Management Guidance Update No. 2013-05 “Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests” (August 2013).

RESPONSE: In consideration of the Staff’s comment, the Registrant has reviewed its derivatives disclosure and believes that the current disclosure meets the requirements of the relevant guidance. Specifically, the Item 4 investment strategy states that the Fund will primarily use equity index futures to implement the Fund’s managed volatility strategy and foreign currency forwards as part of the Fund’s fixed income portfolio.

However, as described in more detail below in Comment #10, the Registrant will revise certain of this Item 4 investment strategy disclosure to replace references from “may” to “intends to.” In addition, as discussed below in other comments, including but not limited to Comments #7, 11, 16, 23 and 24, the Registrant will revise its Item 4 strategy and risk factor disclosure to ensure that its principal investment strategies, investment types and risk factors are properly disclosed.

COMMENT 5: Item 4 Strategy: In the following sentence, please clarify the meaning of “other investments.”

“Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund’s portfolio between equity, fixed income and other investments.”

RESPONSE: The Registrant confirms that the “other investments” pertain to those investments used to implement the Fund’s managed volatility strategy. Accordingly, the disclosure will be revised as follows:

“Fed Global and FEMCOPA also are primary responsible for determining the allocation of the Fund’s portfolio between the equity, fixed income and ~~other investments~~ managed volatility strategies.”

COMMENT 6: Item 4 Strategy: The Fund discloses the following:

“Regarding the Fund’s fixed-income portfolio, FIMCO selects fixed-income investments that offer high current yields. FIMCO expects that these fixed-income investments will primarily be investment-grade debt issues, domestic noninvestment-grade debt securities (also known as “junk bonds” or “high-yield bonds”) and foreign investment-grade and noninvestment-grade fixed-income securities, including emerging market debt securities.”

Clarify the amount of Fund assets that would be invested in junk bonds and investment grade securities or in un-rated securities of comparable credit quality, including a credit range of those securities. This credit range should be included in the Item 4 disclosure.

RESPONSE: In response to this comment, the Registrant will revise the relevant Item 4 strategy disclosure as follows:

“Regarding the Fund’s fixed-income portfolio, FIMCO selects fixed-income investments that offer high current yields. FIMCO expects that these fixed-income investments will primarily be investment-grade debt issues, domestic noninvestment-grade debt securities (also known as “junk bonds” or “high-yield bonds”) and foreign investment-grade and noninvestment-grade fixed-income securities, including emerging market debt securities. The Fund limits the amount it may invest in a single fixed-income class up to 30% of Fund assets, except for high-quality, investment-grade, fixed-income investments, in which the Fund may invest up to 60% of its assets (and a minimum of 10% of its assets).”

COMMENT 7: Item 4 Strategy: Please disclose that the Fund will invest in loans. Describe briefly the type of loans and include the Item 4 risk factor related to investing in loans.

We note that there is Item 9 disclosure related to investing in loans.

RESPONSE: The Registrant supplementally confirms that the Fund will invest in loans and that such exposure will be achieved primarily through investments in underlying affiliated funds that in turn invest in loan instruments, including trade finance loan transactions. Accordingly, the Registrant will revise the Item 4 strategy disclosure as follows:

“When selecting investments for the Fund, including but not limited to high-yield bonds, emerging market debt securities and loan instruments, FIMCO can invest in securities directly or in other investment companies, including funds advised by FIMCO. At times, the Fund’s investment in other funds advised by FIMCO may be a substantial portion of the Fund’s portfolio.”

In addition, the Registrant will add the following risk factors to the Item 4 disclosure (along with corresponding Item 9 risk factors):

“Risk of Investing in Loans. In addition to the risks generally associated with debt instruments, such as credit, market, interest rate, liquidity and derivatives risks, bank loans are also subject to the risk that the value of the collateral securing a loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. The Fund’s access to the collateral may be limited by bankruptcy, other insolvency laws or by the type of loan the Fund has purchased. For example, if the Fund purchases a participation instead of an assignment, it would not have direct access to collateral of the borrower. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Additionally, collateral on loan instruments may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets will satisfy a borrower’s obligations under the instrument. Loans generally are subject to legal or contractual restrictions on resale.

Loans and other forms of indebtedness may be structured such that they are not securities under securities laws. As such, it is unclear whether loans and other forms of direct indebtedness offer securities law protections, such as those against fraud and misrepresentation. In the absence of definitive regulatory guidance, while there can be no assurance that fraud or misrepresentation will not occur with respect to the loans and other investments in which the Fund invests, the Fund relies on the Adviser’s research in an attempt to seek to avoid situations where fraud or misrepresentation could adversely affect the Fund.

Loan Liquidity Risk. Loans generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading, valuing a loan can be more difficult and buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan can result in a loss.

Loan instruments may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete. Thus, transactions in loan instruments may take longer than seven days to settle. This could pose a liquidity risk to the Fund and, if the Fund’s exposure to such investments is substantial, could impair the Fund’s ability to meet shareholder redemptions in a timely manner. A majority of the Fund’s assets are likely to be invested in assets that are considerably less liquid than debt instruments traded on national exchanges. Market quotations for such assets may be volatile and/or subject to large spreads between bid and ask prices.

Loan Prepayment Risk. During periods of declining interest rates or for other purposes, borrowers may exercise their option to prepay principal earlier than scheduled which may force the Fund to reinvest in lower-yielding instruments.

Agent Insolvency Risk. In a syndicated loan, the agent bank is the bank that undertakes the bulk of the administrative duties involved in the day-to-day administration of the loan. In the event of the insolvency of an agent bank, a loan could be subject to settlement risk as well as the risk of interruptions in the administrative duties performed in the day to day administration of the loan (such as processing LIBOR calculations, processing draws, etc.).

Risk of Loss After Redemption. The Fund may also invest in trade finance loan instruments primarily by investing in other investment companies (which are not available for general investment by the public) that own those instruments and that are advised by an affiliate of the Adviser and are structured as an extended payment fund (EPF). In the EPF, the Fund, as shareholder, will bear the risk of investment loss during the period between when shares of such EPF are presented to the transfer agent of the EPF for redemption and when the net asset value of the EPF is determined for payment of the redeemed EPF shares (the “Redemption Pricing Date”).

COMMENT 8: Item 4 Strategy: Please disclose if the Fund invests in VIX exchange traded products or similar products tied to VIX.

Depending upon the response to this comment, the Commission may have additional comments.

RESPONSE: The Registrant confirms that the Fund does not currently and does not intend to invest in any VIX exchange traded notes, products or funds. The Fund may invest in certain VIX-related derivatives, for hedging purposes only, to implement its investment strategy.

COMMENT 9: Item 4 Strategy: with respect to the “managed volatility” portion of the investment strategy, the disclosure is complex and dense and uses industry jargon that an ordinary investor would not understand.

Consider re-writing this language using “plain English” guidelines and describing the following: (1) the purpose of the managed volatility strategy, (2) securities used to accomplish the strategy, and (3) when securities would be sold by the Co-Advisers. Also, consider adding disclosure discussing how this strategy achieves the Fund’s investment objective and manages volatility.

Also consider revising or expanding on the Item 9 managed volatility strategy disclosure pursuant to the “Plain English” guidelines, including the following: (1) a reference point for an annualized volatility level of 10%; (2) with respect to the 8% to 12% bands, an explanation for why there is an increase in portfolio volatility during low volatility periods; (3) who forecasts the volatility; and (4) further explanation of the long and short equity index strategy portion and the discussion of notional values.

RESPONSE: The Registrant believes that the above-referenced disclosure is in plain English as written and that the disclosure currently addresses the questions raised in the comment. In addition, while not precedential, the Registrant notes that the Staff has previously reviewed 485(a) filings containing this managed volatility strategy disclosure both for the Fund and for its non-variable annuity equivalent, the Federated Managed Volatility Fund, which prior to being discontinued in June 2017, shared the same managed volatility strategy.

COMMENT 10: Item 4 Strategy: With respect to the following:

“The Fund may also use other equity futures or interest rate futures for hedging purposes, and may use derivative contracts (such as, for example, options, swaps and futures contracts) and/or hybrid instruments to implement other elements of its investment strategy as more fully described in the Fund's prospectus or SAI.”

Please consider changing the word “may” to “will.” The strategy sections should only contain references to what the Fund will be doing or will be using. If there are other investments the Fund “may” use, considering putting in the Item 9 strategy or in a supplemental SAI strategy. This comment ties back to Comment 4 related to the specific types of derivatives used by the Fund.

Please reference Investment Management Guidance Update 2014-8 “Guidance Regarding Mutual Fund Enhanced Disclosure” (June 2014).

RESPONSE: In response to the comment and in conjunction with the response to Comment #4, the Registrant will revise the disclosure as follows:

“The Fund ~~may also use~~ also intends to use other equity futures or interest rate futures for hedging purposes, and ~~may~~ intends to use derivative contracts (such as, for example, options~~, swaps~~ and futures contracts) ~~and/or hybrid instruments~~ to implement other elements of its investment strategy as more fully described in the Fund's prospectus or SAI.”

The Registrant will also replace other references of “may” in the Item 4 strategy disclosure to “intends to use” in response to this comment. Also, as discussed in more detail below in Comments #11, 16, 18 and 24, the Registrant is revising its investment strategy disclosure to remove references to non-principal strategies and investment types.

COMMENT 11: Item 4 Risks: Each risk factor should have a corresponding strategy disclosure. Also, risk disclosure contained in Item 4 should also be in the Item 9 risk section. For example, there is risk disclosure related to real estate investment trusts (“REITs”) and American Depositary Receipts (“ADRs”), but no specific mention of those in the strategy.

RESPONSE: In response to this comment, the Registrant reviewed its risk factor disclosure and confirmed that REITs and ADRs are not principal investments; accordingly, the risk factors for these investments will be deleted from both the Item 4 and Item 9 disclosure and moved to the Fund’s statement of additional information.

Following this deletion and the others discussed elsewhere in this correspondence filing, the Registrant confirms that the risk disclosure contained in Item 4 matches that in Item 9 and that each risk factor has a corresponding strategy disclosure.

COMMENT 12: Item 4 Risk of Managed Volatility Strategy: Please include disclosure that would indicate that the Fund would not participate in upside market appreciation due to use of the managed volatility strategy.

RESPONSE: In response to the comment, the Registrant will revise the first paragraph of the risk factor as follows:

“Risk of Managed Volatility Strategy. There can be no guarantee that the Fund will maintain its target annualized volatility. Furthermore, while the volatility management portion of the strategy seeks enhanced returns with more consistent volatility levels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver enhanced returns. The Fund’s managed volatility strategy may expose the Fund to losses (some of which may be sudden) that it would not have otherwise been exposed if the Fund’s investment program consisted of only holding securities directly. For example, the value of the Long Equity Index Futures Positions (which generally will be up to 60% of the Fund’s net asset value) may decline in value due to a decline in the level of the equity index futures, while the value of the Short Equity Index Futures Position (which generally will be up to 40% of the Fund’s net asset value) may decline in value due to an increase in the level of the equity index futures. In addition, due to the Fund’s managed volatility strategy, there is a risk that the Fund may not fully participate in upside market appreciation.

The Registrant will also revise the first paragraph of the Item 9 risk factor as follows:

“RISK OF MANAGED VOLATILITY STRATEGY

There can be no guarantee that the Fund will maintain its target annualized volatility. Furthermore, while the volatility management portion of the strategy seeks enhanced returns with more consistent volatility levels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver enhanced returns. The Fund’s managed volatility strategy may expose the Fund to losses (some of which may be sudden) that it would not have otherwise been exposed if the Fund’s investment program consisted only of holding securities directly. For example, the value of the Long Equity Index Futures Positions (which generally will be up to 60% of the Fund’s net asset value) may decline in value due to a decline in the level of the equity index futures, while the value of the Short Equity Index Futures Position (which generally will be up to 40% of the Fund’s net asset value) may decline in value due to an increase in the level of the equity index futures. In addition, due to the Fund’s managed volatility strategy, there is a risk that the Fund may not fully participate in upside market appreciation.

COMMENT 13: Item 4 Liquidity Risk: This disclosure only includes a reference to collateralized mortgage obligations (“CMOs”). Please review the portfolio and revise the risk factor to include any other securities that would be considered to have liquidity risk.

RESPONSE: The Registrant notes that the Fund does not invest in CMOs as a principal investment strategy and will therefore remove this reference from the Item 4 Liquidity Risk factor. The Registrant also believes that liquidity risks related to specific security types are properly disclosed in other relevant Item 4 risk factors, including “Risk Related to the Economy” and “Loan Liquidity Risk,” the latter of which will be added to the Item 4 and Item 9 risk factors as described above in Comment #7, and that identifying other specific instruments under the Item 4 “Liquidity Risk” to the exclusion of others would be potentially misleading to shareholders.

COMMENT 14: Item 4 Risk related to the Economy: In the first sentence, please clarify what “other markets” are referring to or delete the phrase.

“The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets.”

RESPONSE: The Item 4 risk factor “Risk Related to the Economy” has been implemented by the Federated Funds for use complex-wide in fixed-income, equity and fixed-income/equity blended products. The disclosure contemplates the overall value of the principal markets in which a particular fund will invest but also the overall value of any other markets in which the fund may invest non-principally that could impact the Fund’s portfolio based on negative developments in the U.S. and global economies.

COMMENT 15: Item 4 Prepayment Risk: Please include extension risk disclosure because interest rates are now rising.

RESPONSE: In response to this comment, the Registrant will add the risk factor in Item 4 as follows:

“Prepayment and Extension Risk. When homeowners prepay their mortgages in response to lower interest rates, the Fund will be required to reinvest the proceeds at the lower interest rates available. Also, when interest rates fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed income securities. When interest rates rise, homeowners are less likely to prepay their mortgages. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security, and the price of mortgage-backed securities may decrease more than the price of other fixed income securities when interest rates rise.”

COMMENT 16: Item 4 Exchange-Traded Funds Risk: Please add disclosure related to risk of trading halts and risk relating to active trading markets.

RESPONSE: The Registrant confirms that exchange-traded funds (“ETFs”) are not a principal investment of the Fund and are not part of the Fund’s investment strategy. Accordingly, the “Exchange-Traded Funds Risk” will be deleted entirely from the prospectus and moved to the Fund’s statement of additional information, as will references to ETFs in the Fund’s Item 4 and Item 9 investment strategy disclosure.

COMMENT 17: Item 4 Sector Risk: Disclose the specific sectors in which the Fund would invest, specifically the utility sector, if applicable. (Please reference Comment 31 for further information.)

RESPONSE: The Registrant respectfully declines to incorporate this comment and notes that, although the Fund may from time to time have larger allocations to certain sectors, sector selection is not a principal driver of the Fund’s investment strategy. Further, the term “sector” refers to a broad segment of the securities market that may contain a number of industries. Accordingly, even though the Fund will not concentrate in a particular sector (other than the utilities industry) the Fund may invest over 25% of its assets in a sector that includes a number of industries (none of which individually comprises more than 25% of the Fund’s assets) without implicating its concentration policy.

Further, as discussed in more detail in the response to Comment #31, the Fund is not concentrated in the utility industry at this time.

COMMENT 18: Item 4 Short Selling Risk: If applicable, include the risk of “naked short selling” and please state that the losses could be unlimited.

RESPONSE: The Registrant confirms that the Fund does not engage in “naked” short selling and, therefore, considers its current risk factor disclosure to be sufficient.

COMMENT 19: Item 4 Performance Table: In footnote 1, since the blended benchmark is being changed from the prior year, please show both the prior blended benchmark returns along with the new blended benchmark returns. Please see Form N-1A Item 4 (b)(2),Instruction 2. (c).

RESPONSE: The Fund will modify the Performance Table to show both the prior blended benchmark and the new blended benchmark returns as requested.

COMMENT 20: Item 4 Performance Table: Please clarify in the table which is the Fund’s broad-based market index and which is the additional index.

Form N-1A Item 4 (b) 2, Instruction 2. (b) and Form N-1A Item 27 (b)7, Instruction 6.

RESPONSE: The Registrant respectfully declines to incorporate this comment, as the Registrant believes the information provided is properly disclosed.

COMMENT 21: Item 5 Fund Management: Under FIMCO, please disclose how long Mark Durbiano has been a portfolio manager of the Fund.

RESPONSE: Mr. Durbiano, Senior Portfolio Manager, is a portfolio manager of an affiliated high-income bond fund in which the Fund invests to gain exposure to noninvestment-grade high-yield, fixed-income securities, also known as “junk bonds” or “high-yield bonds”. These securities are identified in the Fund’s principal strategy and risks. As a matter of practice, it is Federated’s general policy to disclose the portfolio managers of affiliated funds when the investment in those funds is a principal investment activity designed to achieve an investing fund’s investment objective or to implement its investment strategy(ies). These portfolio managers are disclosed as portfolio managers of the underlying fund may or may not be employees of the investing fund’s investment adviser(s), and, in the Registrant’s view are associated with the investing fund or its investment adviser(s) and have decision-making authority with respect to the portion of the assets of the investing fund that are invested in the affiliated fund. Accordingly, the Fund has included disclosure with respect to Mr. Durbiano, his specific role, biographical detail and compensation, pursuant to Items 5, 10 and 20, respectively, of Form N-1A.

COMMENT 22: Item 9 Strategy: Please disclose whether the investment objective can be changed without shareholder approval, per Form N-1A Item 9 (a).

RESPONSE: The Registrant confirms that the Fund’s investment objective is fundamental and may not be changed without shareholder approval. .

COMMENT 23: Item 9 Loan Instruments: With respect to Loan Instruments, the disclosure does not describe risks of bank loans that can take significantly longer than 7 days to settle and how this translates into a risk for investors. Specifically, such disclosure should describe that they would not be paid in a timely manner or that the Fund would be forced to incur losses in order to pay redemption requests on time. Please revise the disclosure accordingly.

Also, disclose that bank loans may not be securities and therefore may not have protections afforded by federal securities laws.

RESPONSE: In its response to Comment #7, the Registrant has noted that it will add “Loan Liquidity Risk” and “Risk of Investing in Loans” to both the Item 4 and Item 9 risk factor disclosure. These risk factors were included in the disclosure requested above.

COMMENT 24: Item 9 Hybrid Instruments: Hybrid instruments is located under the heading “Other Investments, Transactions and Techniques.” The Fund’s investment strategy includes hybrid instruments as a principal security type. Accordingly, hybrid instruments should not be under this heading, but should be located in the Principal Securities section.

RESPONSE: In response to this comment, the Registrant has reviewed the Fund’s use of hybrid instruments and determined that such instruments are not a principal investment of the Fund. Therefore, the Registrant will delete the “Hybrid Instruments” security description from Item 9 in its entirety.

COMMENT 25: Item 9 Asset Segregation: With respect to the disclosure for Asset Segregation, please include the underlined phrase at the end of the following sentence:

“In order to secure its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities in each case, as provided by the Commission or Staff guidance.”

RESPONSE: The Registrant will respond as requested. The definition of Asset Segregation will read as follows:

“Asset Segregation

In order to secure its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities in each case, as provided by the Commission or Staff guidance. This requirement may cause the Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund to realize losses on offsetting or terminated derivative contracts or special transactions.”

COMMENT 26: Under the heading “What Do Shares Cost?” the first sentence states:

“When the Fund receives your transaction request in proper form (as described in this Prospectus), it is processed at the next calculated net asset value of a Share (NAV).”

Please clarify what is “proper form.”

RESPONSE: The disclosure will be revised to read as follows:

“When the Fund receives your transaction request in proper form (as described in this Prospectus under the section entitled “How to Purchase and Redeem Shares”), it is processed at the next calculated net asset value of a Share (NAV).”

COMMENT 27: Advisory Fees: Pursuant to Item 10 (a)(1)(iii) of Form N-1A, please furnish the complete dates for the periods covered by the relevant annual or semi-annual reports.

RESPONSE: In consideration of the Staff’s comment, the Registrant has reviewed the disclosure and determined that it sufficiently describes the periods covered by the relevant annual or semi-annual reports. Therefore, the Registrant respectfully declines to incorporate this comment.

COMMENT 28: Service Shares Prospectus—Fee table: Please remove footnote #1 unless the other expenses for the Service Shares are different from the existing share class.

RESPONSE: The Registrant respectfully declines to delete the footnote at this time. The Service Shares’ “Other Expenses” are based on estimated amounts for the current fiscal year and the Registrant has determined that the footnote is appropriate pursuant to Item 3, Instruction 6(a) of Form N-1A.

COMMENT 29: Service Shares Prospectus—Performance Table: In the narrative disclosure immediately preceding the bar chart, please revise the disclosure to reference the Primary class. All information should be for the Primary class. Please see Item 4(b)(2), Instruction 3 (b) of Form N-1A.

RESPONSE: The Registrant will respond as requested and modify the narrative to reference the Primary Shares.

COMMENT 30: Service Shares Prospectus—AATR: Please modify the disclosure and change any references in the Average Annual Total Return table to Primary Class.

RESPONSE: The Registrant will respond as requested and modify the disclosure to reference the Primary Shares.

COMMENT 31: SAI—Fundamental Concentration Policy: The Fund’s concentration policy appears to reserve discretion as to whether or not the Fund may concentrate in the utilities sector.

A Fund may not change its fundamental policies with respect to concentration without a shareholder vote whether or not the fund previously disclosed that it may do so unless the statement of investment policy clearly indicates when and under what conditions any change between concentration and non-concentration may be made. Accordingly, please revise the Fund’s disclosure to eliminate the impermissible discretion.

Also, please include narrative disclosure under “Additional Information” indicating that the Fund will be concentrated in the utilities industry, if this is a true statement, or include revised disclosure to clearly describe when the Fund would make changes between concentration and non-concentration. In addition, please revise the Fund’s strategy, security and risk disclosure if concentrating in utility investments.

Please see Statements of Investment Policy of Money Market Funds related to industry concentration in Investment Company Act Release No. 9011, October 30, 1975.

RESPONSE: Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that investment companies recite in their registration statement, among other things, their policies with respect to concentration in an industry or group of industries. The Fund’s fundamental investment policy with respect to concentration is that it will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry, provided that the Fund may concentrate its investments in the securities of issuers in the utilities industry. The Registrant believes that its use of “may” in describing its ability to concentrate in the utilities industry is permissible under the 1940 Act and that “may” clearly describes for shareholders that the Fund has the option, but is not required, to so concentrate. Further, as a fundamental investment policy, the Fund cannot revise its concentration policy without shareholder approval.

Supplementally, the Registrant notes that the Fund is not currently concentrated in the utilities industry and that no additional disclosure is required.

COMMENT 32: SAI—Additional Information: The disclosure indicates that:

“In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes.”

Please note that the Fund should look through a private activity bond whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which investments should be allocated when determining the Fund’s compliance with its concentration policies. Accordingly, please clarify the disclosure.

RESPONSE: The Registrant confirms that the Fund looks through a private activity bond in order to determine the industry to which an investment in such bond should be allocated for purposes of its concentration policy. Accordingly, the Registrant will revise the relevant disclosure as follows:

“In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. Investments in private activity bonds will be classified according to the non-governmental entity from which the bond’s principal and interest payments are principally derived.”

COMMENT 33: SAI—Marketing Support Payments: The disclosure states that the list contains FINRA member firms. Please explain supplementally why the names of firms that are not FINRA members are not included in the list.

RESPONSE: Supplementally, the Registrant confirms that the list only contains FINRA member firms in response to FINRA/NASD Rule 2830(l)(4) which provides, in part, that:

“No member shall accept any cash compensation from an offeror unless such compensation is described in a current prospectus of the investment company. When special cash compensation arrangements are made available by an offeror to a member, which arrangements are not made available on the same terms to all members who distribute the investment company securities of the offeror, a member shall not enter into such arrangements unless the name of the member and the details of the arrangements are disclosed in the prospectus.”

The Registrant interpreted this requirement to allow the disclosure of FINRA firms in Federated Fund SAIs. In addition, the Registrant respectfully believes that its disclosure of FINRA member firms only is consistent with the above rule and industry practice.

COMMENT 34: SAI—Voting Rights: Please refer to Item 18(a) of Form N-1A and include the address of the control persons. Also, please be sure to include all parents of the control persons, up to the ultimate parent.

RESPONSE: The Registrant believes that its current disclosure regarding the addresses of control persons is consistent with Item 18(a) of Form N-1A and respectfully declines to incorporate this comment. However, the Registrant confirms that, where applicable, it will list all parents of a control person.

COMMENT 35: SAI—Investment Co-Advisers: Please disclose the gross dollar amount of the advisory fees paid to each Co-Adviser for the last three fiscal years.

Also, include any credits that would have reduced their fees for the last three fiscal years.

In addition, include any dollar amounts waived pursuant to the expense limitation provision.

Please see Form N-1A Item 19 (a) (3).

RESPONSE: The Registrant respectfully declines to disclose the gross dollar amount of the advisory fee paid to each Co-Adviser, as the Registrant has determined that the disclosure as currently drafted is consistent with the requirements of Item 19(a)(3) of Form N-1A, which allows for the aggregation of amounts paid to affiliated adviser, and Item 10(a), Instruction 3 of Form N-1A, which provides: “If a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.”

The Registrant notes that the dollar amount waived pursuant to the expense limitation provision is disclosed under “Fees Paid by the Fund for Services” in the Fund’s SAI. The Registrant also confirms that there were no credits that would have reduced the Co-Advisers’ fees for the last three fiscal years.

COMMENT 36: SAI—Services Agreement: Please provide compensation paid to Federated Advisory Services Company and to Federated Investors (UK) LLP for the last three fiscal years.

RESPONSE: In the Prospectus section “Who Manages the Fund?”, the Fund discloses the services that Federated Advisory Services Company (FASC) and Federated (UK) LLP (Federated UK) provide to the Co-Advisers and the statement that: “The fee for the FASC and Federated UK services is paid by the Co-Advisers and not by the Fund.”

Item 19(d) requires, in part, that the requested information be provided for any agreement under which services are provided to the Fund. Here, the services are provided to the Co-Advisers and the fees for such services are not paid out of Fund assets. Accordingly, the Registrant respectfully believes that there is no rule or form requirement to disclose the FASC and Federated UK fees in the SAI.

COMMENT 37: SAI—Code of Ethics: Please clarify if the Code of Ethics was adopted pursuant to Rule 17j-1 of the Investment Company Act [17 CFR 270.17j-1].

RESPONSE: The Registrant confirms that the Code of Ethics on Personal Trading (Code) was adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940 and Rule 204A-1 under the Investment Advisers Act (as applicable). The Code was adopted on behalf of each investment company that is served by the Boards of Directors of the Federated Funds, Federated's investment advisers and Federated's underwriters. Accordingly, the Registrant will revise the disclosure as follows (deletions stricken, additions underlined):

“CODE OF ETHICS RESTRICTIONS ON PERSONAL TRADING

As required by Rule 17j-1 of the Investment Company Act of 1940 and Rule 204A-1 under the Investment Advisers Act (as applicable), the Fund, its Adviser and its Distributor have adopted codes of ethics. These codes govern securities trading activities of investment personnel, Fund Trustees and certain other employees. Although they do permit these people to trade in securities, including those that the Fund could buy, as well as Shares of the Fund, they also contain significant safeguards designed to protect the Fund and its shareholders from abuses in this area, such as requirements to obtain prior approval for, and to report, particular transactions.”

COMMENT 38: SAI—Brokerage Transactions and Investment Allocation:

Pursuant to Item 21 (b) of Form N-1A, with respect to affiliated broker/dealers, include the dollar amount of these transactions and the commissions paid, if applicable.

RESPONSE: The requested information will be included in the Fund’s Rule 485(b) filing on or about April 25, 2018.

COMMENT 39: SAI—Fees Paid by the Fund for Services: Please consider moving the advisory fee portion of this table to the Investment Co-Adviser section.

RESPONSE: The Registrant respectfully declines to incorporate this comment, as the information provided in the table is properly disclosed pursuant to the various requirements under Form N-1A and the location of the table is consistent with Federated’s complex-wide disclosure.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures